UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 27, 2026

Jeffrey G. Lamothe
President and Chief Executive Officer
Aptevo Therapeutics Inc.
2401 4th Avenue, Suite 1050
Seattle, WA 98121

Re: Aptevo Therapeutics Inc.
Registration Statement on Form S-1
Filed August 21, 2026
File No. 333-298483

Dear Jeffrey G. Lamothe:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jessica Dickerson at 202-551-8013 with any questions.

Sincerely,

Division of Corporation Finance
Office of Life Sciences

cc: Sean M. Donahue, Esq.